Mail Stop 4561

May 24, 2010

Patrick White, Chief Executive Officer
Document Security Systems, Inc.
28 Main Street East, Suite 1525
Rochester, New York 14614

> **Re:** **Document Security Systems, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 28, 2010**
> **File No. 333-166357**

Dear Mr. White:

We have limited our review of the above-referenced filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please identify the person who is signing your registration statement in the capacity of principal accounting officer or controller (e.g., Mr. Jones.) See Instruction 1 to Signatures of Form S-3.

Selling Stockholders

Selling Stockholders Table, page 13

2. Please revise the tabular disclosure of your selling shareholders to include the amount and (if one percent or more) the percentage of the class to be owned by such security holder after completion of the offering. To the extent that the percentage to be owned by any security holder after completion of the offering will be less than one percent,

you should include disclosure to this effect in your filing. See Item 507 of Regulation S-K.

Where You Can Find More Information, page 18

3. Please amend your document to reflect that the Commission now has only one public reference room which is located at 100 F Street, N.E., Washington, D.C. 20549.

Documents Incorporated by Reference, page 18

4. It appears that you have not incorporated by reference all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of your latest fiscal year for which a Form 10-K was required. See Item 12(a)(2) of Form S-3. In this regard, we note that you have not expressly incorporated the current reports on Forms 8-K filed on January 4, 2010, February 18, 2010 and February 12, 2010 as well as your quarterly report on Form 10-Q for the quarter ended March 31, 2010 filed on March 17, 2010. Please expressly incorporate these documents in your amended filing.

5. As a related matter, please consider including in your document language stating that all filings filed pursuant to the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into the prospectus. See Question and Answer 123.05 of Securities Act Forms Compliance and Disclosure Interpretations.

Exhibit 5.1

6. Your legality opinion includes language that appears inconsistent with the nature of this resale offering.   In this regard, we note that the opinion states that the shares will be validly issued, fully paid and nonassessable on the conditions that the shares are specifically authorized for issuance and that you have received consideration for the shares. Please provide a revised legal opinion stating, if true, that the shares have been authorized, validly issued, fully paid and nonassessable at the time of issuance to the selling shareholders and will be authorized, validly issued, fully paid and nonassessable at the time of sell by the selling security holders. In addition, to the extent you are offering for sale any securities in this offering, please advise, or in the alternative, revise your legal opinion to remove language to such effect.

Exhibit 23.1

7. Your consent is not signed. Please file a signed consent of your independent registered public accounting firm in an amendment.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with each amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct any questions to Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, to me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Facsimile: (303) 770-7257
        Gary A Agron, Esq.
        Law Offices of Gary A Agron, Esq.